

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. reports EPS of $0.55 and ROA of 1.44% for Q1 2019

GREENVILLE, SC – April 23, 2019

United Community Banks, Inc. (NASDAQ: UCBI) ("United") today announced its first quarter financial results, including solid year-over-year loan and deposit growth, improved operating efficiency and continued strong asset quality. Reported diluted earnings per share were $0.55, an increase of $0.08 or 17% from a year ago. Excluding merger-related and other charges, diluted operating earnings per share were $0.56, up 12% over last year. United's return on assets ("ROA") reached 1.44% with a return on equity of 11.9%. On an operating basis, United's ROA was 1.45% with a return on tangible common equity of 15.5%.

During the quarter, United benefitted from continued net interest margin expansion. Higher loan yields and an intentional balance sheet deleveraging strategy, including a reduction of $183 million in securities and wholesale borrowings were primary factors in the net interest margin expansion. The company also achieved more than 5% annualized loan growth (7% excluding the planned runoff of the discontinued indirect auto portfolio). Core transaction deposits grew by $135 million, or 8% annualized, and total customer deposits increased by $125 million during the quarter. United's expense management resulted in a 55.32% efficiency ratio or 54.78% on an operating basis—both results are historical lows for the company.

"Our first quarter performance begins what we believe will be an outstanding year," said Lynn Harton, President and Chief Executive Officer of United. "We continue to invest in thoughtful growth and in hiring the right bankers in the right markets, while maintaining strong expense discipline. We are proud to have reported a second consecutive quarter with a 1.45% return on assets on an operating basis, a historically high level. This performance would simply not be possible without our outstanding team, which earned United the distinction this quarter of being named one of the "World's Best Banks 2019" by *Forbes*. In February, we announced that our team will be expanding with the acquisition of First Madison Bank & Trust in Athens, Georgia. We look forward to welcoming First Madison and to adding loyal customers and another attractive market to our footprint in the second quarter."

First Quarter 2019 Financial Highlights:

- GAAP EPS growth of 17% versus last year, or 12% on an operating basis
- Return on assets of 1.44%, or 1.45%, excluding merger-related and other charges
- Return on common equity of 11.9%
- Return on tangible common equity of 15.5%, excluding merger-related and other charges
- Loan growth, excluding planned runoff of the indirect portfolio, of 7% on an annualized basis
- Loan production of $782 million, as compared to $666 million in Q1 2018
- Loan growth of $110 million more than funded by core transaction deposit growth of $135 million
- Expansion of the net interest margin to 4.10%, up 13 basis points from the fourth quarter of 2018 and up 30 basis points from a year ago
- Efficiency ratio of 55.3%, or 54.8%, excluding merger-related and other charges
- Net charge-offs of fifteen basis points, up six basis points from last quarter, but remain at a historically low level
- Nonperforming assets of 0.20% of total assets, compared with 0.20% at December 31, 2018 and 0.24% at March 31, 2018
- Repurchased 305,000 common shares in Q1, or $7.8 million as part of authorized $50 million repurchase program
- Intentional balance sheet deleveraging, resulting in securities decreasing by $183 million ($122 million average), offset by a reduction in wholesale borrowings

Conference Call

United will hold a conference call, Wednesday, April 24, 2019, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 9567597. The conference call also will be webcast and available for replay for 30 days by selecting "Events & Presentations" within the Investor Relations section of United's website at www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data)	2019 First Quarter	2018 Fourth Quarter	2018 Third Quarter	2018 Second Quarter	2018 First Quarter	First Quarter 2019-2018 Change
INCOME SUMMARY						
Interest revenue	$ 136,516	$ 133,854	$ 128,721	$ 122,215	$ 115,290	
Interest expense	20,882	18,975	16,611	13,739	12,005	
Net interest revenue	115,634	114,879	112,110	108,476	103,285	12 %
Provision for credit losses	3,300	2,100	1,800	1,800	3,800	(13)
Noninterest income	20,968	23,045	24,180	23,340	22,396	(6)
Total revenue	133,302	135,824	134,490	130,016	121,881	9
Expenses	76,084	78,242	77,718	76,850	73,475	4
Income before income tax expense	57,218	57,582	56,772	53,166	48,406	18
Income tax expense	12,956	12,445	13,090	13,532	10,748	21
Net income	44,262	45,137	43,682	39,634	37,658	18
Merger-related and other charges	739	1,234	592	2,873	2,646	
Income tax benefit of merger-related and other charges	(172)	(604)	(141)	(121)	(628)	
Net income - operating [1]	$ 44,829	$ 45,767	$ 44,133	$ 42,386	$ 39,676	13
PERFORMANCE MEASURES						
Per common share:						
Diluted net income - GAAP	$ 0.55	$ 0.56	$ 0.54	$ 0.49	$ 0.47	17
Diluted net income - operating [1]	0.56	0.57	0.55	0.53	0.50	12
Cash dividends declared	0.16	0.16	0.15	0.15	0.12	33
Book value	18.93	18.24	17.56	17.29	17.02	11
Tangible book value [3]	14.93	14.24	13.54	13.25	12.96	15
Key performance ratios:						
Return on common equity - GAAP [2][4]	11.85 %	12.08 %	11.96 %	11.20 %	11.11 %	
Return on common equity - operating [1][2][4]	12.00	12.25	12.09	11.97	11.71	
Return on tangible common equity - operating [1][2][3][4]	15.46	15.88	15.81	15.79	15.26	
Return on assets - GAAP [4]	1.44	1.43	1.41	1.30	1.26	
Return on assets - operating [1][4]	1.45	1.45	1.42	1.39	1.33	
Dividend payout ratio - GAAP	29.09	28.57	27.78	30.61	25.53	
Dividend payout ratio - operating [1]	28.57	28.07	27.27	28.30	24.00	
Net interest margin (fully taxable equivalent) [4]	4.10	3.97	3.95	3.90	3.80	
Efficiency ratio - GAAP	55.32	56.73	56.82	57.94	57.83	
Efficiency ratio - operating [1]	54.78	55.83	56.39	55.77	55.75	
Average equity to average assets	11.82	11.35	11.33	11.21	11.03	
Average tangible common equity to average assets [3]	9.53	9.04	8.97	8.83	8.82	
Tangible common equity to risk-weighted assets [3][5]	12.48	12.00	11.61	11.36	11.19	
ASSET QUALITY						
Nonperforming loans	$ 23,624	$ 23,778	$ 22,530	$ 21,817	$ 26,240	(10)
Foreclosed properties	1,127	1,305	1,336	2,597	2,714	(58)
Total nonperforming assets (NPAs)	24,751	25,083	23,866	24,414	28,954	(15)
Allowance for loan losses	61,642	61,203	60,940	61,071	61,085	1
Net charge-offs	3,130	1,787	1,466	1,359	1,501	109
Allowance for loan losses to loans	0.73 %	0.73 %	0.74 %	0.74 %	0.75 %	
Net charge-offs to average loans [4]	0.15	0.09	0.07	0.07	0.08	
NPAs to loans and foreclosed properties	0.29	0.30	0.29	0.30	0.35	
NPAs to total assets	0.20	0.20	0.19	0.20	0.24	
AVERAGE BALANCES ($ in millions)						
Loans	$ 8,430	$ 8,306	$ 8,200	$ 8,177	$ 7,993	5
Investment securities	2,883	3,004	2,916	2,802	2,870	-
Earning assets	11,498	11,534	11,320	11,193	11,076	4
Total assets	12,509	12,505	12,302	12,213	12,111	3
Deposits	10,361	10,306	9,950	9,978	9,759	6
Shareholders' equity	1,478	1,420	1,394	1,370	1,336	11
Common shares - basic (thousands)	79,807	79,884	79,806	79,753	79,205	1
Common shares - diluted (thousands)	79,813	79,890	79,818	79,755	79,215	1
AT PERIOD END ($ in millions)						
Loans	$ 8,493	$ 8,383	$ 8,226	$ 8,220	$ 8,184	4
Investment securities	2,720	2,903	2,873	2,834	2,731	-
Total assets	12,506	12,573	12,405	12,386	12,264	2
Deposits	10,534	10,535	10,229	9,966	9,993	5
Shareholders' equity	1,508	1,458	1,402	1,379	1,357	11
Common shares outstanding (thousands)	79,035	79,234	79,202	79,138	79,123	-

[1] Excludes merger-related and other charges which includes amortization of certain executive change of control benefits. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] First quarter 2019 ratio is preliminary.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data)	2019 First Quarter	2018 Fourth Quarter	2018 Third Quarter	2018 Second Quarter	2018 First Quarter
Expense reconciliation					
Expenses (GAAP)	$ 76,084	$ 78,242	$ 77,718	$ 76,850	$ 73,475
Merger-related and other charges	(739)	(1,234)	(592)	(2,873)	(2,646)
Expenses - operating	$ 75,345	$ 77,008	$ 77,126	$ 73,977	$ 70,829
Net income reconciliation					
Net income (GAAP)	$ 44,262	$ 45,137	$ 43,682	$ 39,634	$ 37,658
Merger-related and other charges	739	1,234	592	2,873	2,646
Income tax benefit of merger-related and other	(172)	(604)	(141)	(121)	(628)
Net income - operating	$ 44,829	$ 45,767	$ 44,133	$ 42,386	$ 39,676
Diluted income per common share reconciliation					
Diluted income per common share (GAAP)	$ 0.55	$ 0.56	$ 0.54	$ 0.49	$ 0.47
Merger-related and other charges	0.01	0.01	0.01	0.04	0.03
Diluted income per common share - operating	$ 0.56	$ 0.57	$ 0.55	$ 0.53	$ 0.50
Book value per common share reconciliation					
Book value per common share (GAAP)	$ 18.93	$ 18.24	$ 17.56	$ 17.29	$ 17.02
Effect of goodwill and other intangibles	(4.00)	(4.00)	(4.02)	(4.04)	(4.06)
Tangible book value per common share	$ 14.93	$ 14.24	$ 13.54	$ 13.25	$ 12.96
Return on tangible common equity reconciliation					
Return on common equity (GAAP)	11.85 %	12.08 %	11.96 %	11.20 %	11.11 %
Merger-related and other charges	0.15	0.17	0.13	0.77	0.60
Return on common equity - operating	12.00	12.25	12.09	11.97	11.71
Effect of goodwill and other intangibles	3.46	3.63	3.72	3.82	3.55
Return on tangible common equity - operating	15.46 %	15.88 %	15.81 %	15.79 %	15.26 %
Return on assets reconciliation					
Return on assets (GAAP)	1.44 %	1.43 %	1.41 %	1.30 %	1.26 %
Merger-related and other charges	0.01	0.02	0.01	0.09	0.07
Return on assets - operating	1.45 %	1.45 %	1.42 %	1.39 %	1.33 %
Dividend payout ratio reconciliation					
Dividend payout ratio (GAAP)	29.09 %	28.57 %	27.78 %	30.61 %	25.53 %
Merger-related and other charges	(0.52)	(0.50)	(0.51)	(2.31)	(1.53)
Dividend payout ratio - operating	28.57 %	28.07 %	27.27 %	28.30 %	24.00 %
Efficiency ratio reconciliation					
Efficiency ratio (GAAP)	55.32 %	56.73 %	56.82 %	57.94 %	57.83 %
Merger-related and other charges	(0.54)	(0.90)	(0.43)	(2.17)	(2.08)
Efficiency ratio - operating	54.78 %	55.83 %	56.39 %	55.77 %	55.75 %
Average equity to average assets reconciliation					
Average equity to assets (GAAP)	11.82 %	11.35 %	11.33 %	11.21 %	11.03 %
Effect of goodwill and other intangibles	(2.29)	(2.31)	(2.36)	(2.38)	(2.21)
Average tangible common equity to average assets	9.53 %	9.04 %	8.97 %	8.83 %	8.82 %
Tangible common equity to risk-weighted assets reconciliation [1]					
Tier 1 capital ratio (Regulatory)	12.69 %	12.42 %	12.25 %	11.94 %	11.61 %
Effect of other comprehensive income	(0.17)	(0.44)	(0.68)	(0.57)	(0.50)
Effect of deferred tax limitation	0.22	0.28	0.30	0.33	0.42
Effect of trust preferred	(0.26)	(0.26)	(0.26)	(0.34)	(0.34)
Tangible common equity to risk-weighted assets	12.48 %	12.00 %	11.61 %	11.36 %	11.19 %

[1] First quarter 2019 ratios are preliminary.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

(in millions)	2019 First Quarter	2018 Fourth Quarter	2018 Third Quarter	2018 Second Quarter	2018 First Quarter	Linked Quarter Change	Year over Year Change
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 1,620	$ 1,648	$ 1,673	$ 1,682	$ 1,898	$ (28)	$ (278)
Income producing commercial RE	1,867	1,812	1,788	1,821	1,677	55	190
Commercial & industrial	1,284	1,278	1,194	1,193	1,142	6	142
Commercial construction	866	796	761	735	691	70	175
Equipment financing	606	565	509	465	423	41	183
Total commercial	6,243	6,099	5,925	5,896	5,831	144	412
Residential mortgage	1,064	1,049	1,035	1,021	992	15	72
Home equity lines of credit	684	694	702	708	712	(10)	(28)
Residential construction	200	211	198	195	190	(11)	10
Consumer	302	330	366	400	459	(28)	(157)
Total loans	$ 8,493	$ 8,383	$ 8,226	$ 8,220	$ 8,184	110	309
LOANS BY MARKET							
North Georgia	$ 970	$ 981	$ 992	$ 1,001	$ 1,004	(11)	(34)
Atlanta MSA	1,524	1,507	1,493	1,533	1,513	17	11
North Carolina	1,074	1,072	1,078	1,067	1,037	2	37
Coastal Georgia	603	588	610	623	635	15	(32)
Gainesville MSA	243	247	235	230	231	(4)	12
East Tennessee	458	477	460	474	473	(19)	(15)
South Carolina	1,674	1,645	1,586	1,571	1,537	29	137
Commercial Banking Solutions	1,766	1,658	1,530	1,444	1,438	108	328
Indirect auto	181	208	242	277	316	(27)	(135)
Total loans	$ 8,493	$ 8,383	$ 8,226	$ 8,220	$ 8,184	110	309

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality

(in thousands)	First Quarter 2019			Fourth Quarter 2018			Third Quarter 2018		
	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 7,030	$ 145	$ 7,175	$ 6,421	$ 170	$ 6,591	$ 4,884	$ 183	$ 5,067
Income producing CRE	1,276	-	1,276	1,160	-	1,160	1,194	156	1,350
Commercial & industrial	1,666	-	1,666	1,417	-	1,417	1,516	-	1,516
Commercial construction	473	421	894	605	421	1,026	825	522	1,347
Equipment financing	1,813	-	1,813	2,677	-	2,677	1,181	-	1,181
Total commercial	12,258	566	12,824	12,280	591	12,871	9,600	861	10,461
Residential mortgage	8,281	336	8,617	8,035	654	8,689	8,928	424	9,352
Home equity lines of credit	2,233	185	2,418	2,360	60	2,420	2,814	-	2,814
Residential construction	347	40	387	288	-	288	455	51	506
Consumer	505	-	505	815	-	815	733	-	733
Total NPAs	$ 23,624	$ 1,127	$ 24,751	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 5,848	$ 430	$ 6,278	$ 6,527	$ 286	$ 6,813	$ 7,170	$ 361	$ 7,531
Atlanta MSA	1,951	-	1,951	1,578	-	1,578	1,778	132	1,910
North Carolina	3,464	484	3,948	3,259	743	4,002	3,690	480	4,170
Coastal Georgia	1,881	-	1,881	1,491	-	1,491	1,498	-	1,498
Gainesville MSA	187	-	187	479	-	479	212	-	212
East Tennessee	1,555	-	1,555	1,147	-	1,147	1,403	128	1,531
South Carolina	4,476	213	4,689	4,123	276	4,399	3,280	235	3,515
Commercial Banking Solutions	3,804	-	3,804	4,448	-	4,448	2,871	-	2,871
Indirect auto	458	-	458	726	-	726	628	-	628
Total NPAs	$ 23,624	$ 1,127	$ 24,751	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866	$ 21,817	$ 2,597	$ 24,414
Loans placed on non-accrual	6,759	-	6,759	5,829	-	5,829	5,759	-	5,759
Payments received	(3,520)	-	(3,520)	(2,780)	-	(2,780)	(3,095)	-	(3,095)
Loan charge-offs	(2,714)	-	(2,714)	(933)	-	(933)	(1,588)	-	(1,588)
Foreclosures	(679)	751	72	(868)	955	87	(363)	454	91
Property sales	-	(965)	(965)	-	(1,019)	(1,019)	-	(1,659)	(1,659)
Write downs	-	(6)	(6)	-	(112)	(112)	-	(166)	(166)
Net gains on sales	-	42	42	-	145	145	-	110	110
Ending Balance	$ 23,624	$ 1,127	$ 24,751	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866

(in thousands)	First Quarter 2019		Fourth Quarter 2018		Third Quarter 2018	
	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ (64)	(0.02) %	$ (52)	(0.01) %	$ (251)	(0.06) %
Income producing CRE	177	0.04	399	0.09	1	-
Commercial & industrial	1,356	0.43	(149)	(0.05)	418	0.14
Commercial construction	(325)	(0.16)	(230)	(0.12)	(43)	(0.02)
Equipment financing	1,281	0.89	599	0.44	482	0.39
Total commercial	2,425	0.16	567	0.04	607	0.04
Residential mortgage	13	-	290	0.11	171	0.07
Home equity lines of credit	215	0.13	382	0.22	279	0.16
Residential construction	(22)	(0.04)	(36)	(0.07)	(164)	(0.33)
Consumer	499	0.64	584	0.67	573	0.60
Total	$ 3,130	0.15	$ 1,787	0.09	$ 1,466	0.07
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 263	0.11 %	$ 543	0.22 %	$ 483	0.19 %
Atlanta MSA	107	0.03	(159)	(0.04)	99	0.03
North Carolina	307	0.12	68	0.03	(87)	(0.03)
Coastal Georgia	(4)	-	(86)	(0.06)	24	0.02
Gainesville MSA	(8)	(0.01)	333	0.56	(48)	(0.08)
East Tennessee	627	0.54	(111)	(0.09)	(1)	-
South Carolina	328	0.08	57	0.01	418	0.11
Commercial Banking Solutions	1,351	0.32	948	0.23	403	0.11
Indirect auto	159	0.33	194	0.34	175	0.27
Total	$ 3,130	0.15	$ 1,787	0.09	$ 1,466	0.07

[1] Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended March 31,	
	2019	2018
Interest revenue:		
Loans, including fees	$ 115,259	$ 96,469
Investment securities, including tax exempt of $1,169 and $972	20,818	18,295
Deposits in banks and short-term investments	439	526
Total interest revenue	136,516	115,290
Interest expense:		
Deposits:		
NOW and interest-bearing demand	3,536	1,113
Money market	4,205	2,175
Savings	32	49
Time	8,184	2,956
Total deposit interest expense	15,957	6,293
Short-term borrowings	161	300
Federal Home Loan Bank advances	1,422	2,124
Long-term debt	3,342	3,288
Total interest expense	20,882	12,005
Net interest revenue	115,634	103,285
Provision for credit losses	3,300	3,800
Net interest revenue after provision for credit losses	112,334	99,485
Noninterest income:		
Service charges and fees	8,453	8,925
Mortgage loan and other related fees	3,748	5,359
Brokerage fees	1,337	872
Gains from sales of SBA/USDA loans	1,303	1,778
Securities losses, net	(267)	(940)
Other	6,394	6,402
Total noninterest income	20,968	22,396
Total revenue	133,302	121,881
Noninterest expenses:		
Salaries and employee benefits	47,503	42,875
Communications and equipment	5,788	4,632
Occupancy	5,584	5,613
Advertising and public relations	1,286	1,515
Postage, printing and supplies	1,586	1,637
Professional fees	3,161	4,044
FDIC assessments and other regulatory charges	1,710	2,476
Amortization of intangibles	1,293	1,898
Merger-related and other charges	546	2,054
Other	7,627	6,731
Total noninterest expenses	76,084	73,475
Net income before income taxes	57,218	48,406
Income tax expense	12,956	10,748
Net income	$ 44,262	$ 37,658
Net income available to common shareholders	$ 43,947	$ 37,381
Earnings per common share:		
Basic	$ 0.55	$ 0.47
Diluted	0.55	0.47
Weighted average common shares outstanding:		
Basic	79,807	79,205
Diluted	79,813	79,215

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheets (*Unaudited*)

(in thousands, except share and per share data)	March 31, 2019	December 31, 2018
ASSETS		
Cash and due from banks	$ 118,659	$ 126,083
Interest-bearing deposits in banks	206,836	201,182
Cash and cash equivalents	325,495	327,265
Debt securities available for sale	2,454,625	2,628,467
Debt securities held to maturity (fair value $265,117 and $268,803)	265,329	274,407
Loans held for sale at fair value	26,341	18,935
Loans and leases, net of unearned income	8,493,254	8,383,401
Less allowance for loan and lease losses	(61,642)	(61,203)
Loans, net	8,431,612	8,322,198
Premises and equipment, net	214,022	206,140
Bank owned life insurance	193,489	192,616
Accrued interest receivable	35,126	35,413
Net deferred tax asset	51,055	64,224
Derivative financial instruments	25,924	24,705
Goodwill and other intangible assets	322,779	324,072
Other assets	160,030	154,750
Total assets	$ 12,505,827	$ 12,573,192
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 3,313,861	$ 3,210,220
NOW and interest-bearing demand	2,205,117	2,274,775
Money market	2,106,045	2,097,526
Savings	681,739	669,886
Time	1,668,563	1,598,391
Brokered	558,981	683,715
Total deposits	10,534,306	10,534,513
Federal Home Loan Bank advances	40,000	160,000
Long-term debt	257,259	267,189
Derivative financial instruments	18,789	26,433
Accrued expenses and other liabilities	147,315	127,503
Total liabilities	10,997,669	11,115,638
Shareholders' equity:		
Common stock, $1 par value; 150,000,000 shares authorized;		
79,035,459 and 79,234,077 shares issued and outstanding	79,035	79,234
Common stock issuable; 621,491 and 674,499 shares	10,291	10,744
Capital surplus	1,494,400	1,499,584
Accumulated deficit	(59,573)	(90,419)
Accumulated other comprehensive loss	(15,995)	(41,589)
Total shareholders' equity	1,508,158	1,457,554
Total liabilities and shareholders' equity	$ 12,505,827	$ 12,573,192

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended March 31,

	2019			2018		
(dollars in thousands, fully taxable equivalent (FTE))	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 8,429,976	$115,347	5.55 %	$ 7,993,339	$ 96,389	4.89 %
Taxable securities [3]	2,712,995	19,649	2.90	2,722,977	17,323	2.54
Tax-exempt securities (FTE) [1][3]	169,702	1,570	3.70	146,531	1,309	3.57
Federal funds sold and other interest-earning assets	185,623	618	1.33	213,055	698	1.31
Total interest-earning assets (FTE)	11,498,296	137,184	4.83	11,075,902	115,719	4.23
Noninterest-earning assets:						
Allowance for loan losses	(61,784)			(59,144)		
Cash and due from banks	123,801			160,486		
Premises and equipment	216,611			216,723		
Other assets [3]	731,628			717,385		
Total assets	$ 12,508,552			$ 12,111,352		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 2,208,816	3,536	0.65	$ 2,083,703	1,113	0.22
Money market	2,175,855	4,205	0.78	2,230,620	2,175	0.40
Savings	672,197	32	0.02	655,746	49	0.03
Time	1,627,584	5,336	1.33	1,535,216	2,241	0.59
Brokered time deposits	482,048	2,848	2.40	158,358	715	1.83
Total interest-bearing deposits	7,166,500	15,957	0.90	6,663,643	6,293	0.38
Federal funds purchased and other borrowings	21,549	161	3.03	78,732	300	1.55
Federal Home Loan Bank advances	223,945	1,422	2.58	511,727	2,124	1.68
Long-term debt	261,971	3,342	5.17	274,480	3,288	4.86
Total borrowed funds	507,465	4,925	3.94	864,939	5,712	2.68
Total interest-bearing liabilities	7,673,965	20,882	1.10	7,528,582	12,005	0.65
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	3,194,401			3,095,405		
Other liabilities	162,213			150,955		
Total liabilities	11,030,579			10,774,942		
Shareholders' equity	1,477,973			1,336,410		
Total liabilities and shareholders' equity	$ 12,508,552			$ 12,111,352		
Net interest revenue (FTE)		$116,302			$103,714	
Net interest-rate spread (FTE)			3.73 %			3.58 %
Net interest margin (FTE) [4]			4.10 %			3.80 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26% in 2019 and 2018, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $25.9 million in 2019 and $28.3 million in 2018 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is a bank holding company headquartered in Blairsville, Georgia, with executive offices in Greenville, South Carolina. The company is one of the southeast region's largest full-service financial institutions with $12.5 billion in assets, and 149 offices in Georgia, North Carolina, South Carolina and Tennessee which operate as United Community Bank, the company's bank subsidiary. The bank specializes in personalized community banking services for individuals, small businesses and corporations. Services include a full range of consumer and commercial banking products, including mortgage, advisory, and treasury management. Respected national research firms consistently recognize United Community Bank for outstanding customer service. For the last five years, J.D. Power has ranked United Community Bank first in customer satisfaction in the Southeast. In 2019, for the sixth consecutive year, Forbes magazine included United on its list of the 100 Best Banks in America, and for the first time included United on its list of The World's Best Banks. Additional information about the company and the bank can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "operating dividend payout ratio," "operating efficiency ratio," "average tangible equity to average assets," "average tangible common equity to average assets" and "tangible common equity to risk-weighted assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or words of similar meaning or other statements concerning opinions or judgments of United and its management about future events. Although United believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of United will not differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements; such statements are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Actual future results and trends may differ materially from historical results and or those anticipated depending on a variety of factors, including, but not limited to the factors and risk influences contained in the cautionary language included under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in United's Form 10-K for the year ended December 31, 2018 and other periodic reports subsequently filed by United with the SEC, available on the SEC website, www.sec.gov. For any forward-looking statements made in this press release, United claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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